COLUMBIA RIVER RESOURCES INC.
                          Suite 304 - 856 Homer Street
                           Vancouver, British Columbia
                                     V6B 2W5

                                                           February  15,  2001
BY  EDGAR
---------

Securities  and  Exchange  Commission
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  DC  20549

ATTENTION:     MICHAEL  PRESSMAN  AND  MICHELE  ANDERSON

Dear  Sirs/Mesdames:

Re:  Columbia  River  Resources  Inc.
     Registration  Statement  on  Form  SB-1
     File  No.  333-49122
     Filed  November  1,  2000
---------------------------------------------

          Pursuant to Rule 477 under the Securities Act of 1933, Columbia River Resources Inc. hereby respectfully requests the consent of the Securities and Exchange Commission to withdraw the above-referenced registration statement. We have decided to make this application because we believe that it would not be advisable to proceed with the offering contemplated in the registration statement under current market conditions.

          We believe that the withdrawal of the registration statement is consistent with the public interest and the protection of investors, especially considering that no securities have been sold in the offering.

          If you have any questions or comments relating to this application, please call the undersigned at (604) 688-1163 or Herbert Ono, Esq., of Clark, Wilson, at (604) 643-3140/ fax: (604) 687-6314. Clark, Wilson has recently replaced Dill Dill Stonbraker & Hutchins, P.C. as the Company's legal counsel. Clark, Wilson's address is Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

                                      Yours  truly,

                                      COLUMBIA  RIVER  RESOURCES  INC.

                                      /s/  Robert  R.  Ferguson
                                      Robert  R.  Ferguson,  President
cc:  NASD  Regulation,  Inc.